UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC,

Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 15, 2011

By:	/s/ Jeffrey David McGhie
Name:	Jeffrey David McGhie
Title:	General Counsel

1 Global Scope, Local Excellence

2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended
December 31, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference.
VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

3
Agenda
Presentation Time Speaker
Driving Value 2012-2014 13:00 Jo Lunder
Russia 13:35 Elena Shmatova
CIS 14:05 Dmitry Kromskiy
Break 14:25
Asia & Africa 14:45 Ahmed Abou Doma
Ukraine 15:05 Igor Lytovchenko
Italy 15:25 Ossama Bessada
Break 15:55
Financials 16:15 Henk van Dalen
Conclusion 16:45 Jo Lunder
Q&A 17:00 All
Informal Drinks 18:00

1 Driving Value 2012 - 2014 Jo Lunder CEO

5,189
5,488
5,519
5,633
5,481
6,008
6,093
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

2,215
2,368
2,435
2,266
2,257
2,371
2,535
42.7%
43.1%
44.1%
40.2%
41.2%
39.5%
41.6%
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

148
174
179
182
186
193
199
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

3,016
3,135
3,286
3,625
3,947
4,178
4,396
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

© VimpelCom Ltd 2011

VimpelCom

2
Revenues*
(USD million)
EBITDA*
(USD million)
EBITDA EBITDA Margin
Mobile Subscribers*
(million)
Strong Subscriber and Top Line Growth
Fixed-line broadband subscribers*
(thousands)
* Pro-forma; for reconciliation of non-GAAP financial measures, please refer to the Investor Relations part of our website

3
Shared
Services
Roaming
Procurement
Governance
&
Compliance
People
&
Talent
Management
Business
Control
&
Target
Setting
Financial
Structure
Strategy
&
Portfolio
Management
VimpelCom’s Operating Model
Business Units with Local Excellence and Empowerment
Serving more than 200 million customers worldwide
Shareholder Returns
Global Scope and Value Creation Strategy

4
Telecom Market Expectations
•
VimpelCom has an attractive footprint:
Operating in high growth markets
Upside in expected addressable data
market
Poised to benefit from increasing
smartphone penetration
1 – Excluding Data & Messaging 2 – Including roaming
Source: Pyramid Research
Total telecom market dynamics
(Revenues in USD billion)
VimpelCom’s footprint market dynamics
(excl. Italy)
(Revenues in USD billion)
Fixed Data
Fixed Voice
Mobile Data
Mobile Voice
+ Messaging
13.9
16.1 18.0 19.8
15.1
18.2
21.3
24.5
22.5
22.0
21.1
20.3
43.4
43.9
44.7
45.4
2011 2012 2013 2014
CAGR
2011-2014
Italy’s market dynamics
(Revenues in EUR billion)
Fixed Data
Fixed Voice
Mobile Data
Mobile Voice
+ Messaging
6.1
6.3 6.5 6.7
3.0
3.2
3.3
3.5
7.8
7.2 6.8
6.4
16.3
15.0
13.9
13.0
2011 2012 2013 2014
CAGR
2011-2014
Fixed Data
Fixed Voice
Mobile Data
Mobile Voice
+ Messaging
CAGR
2011-2014
219
237 254 272
311
353
394
440
307
290
274
261
640
642
642
646
2011 2012 2013 2014
+0%
-5%
+12%
+7%
-7%
-6%
+6%
+3%
+2%
-3%
+18%
+12%

5
Strong Upside in Addressable Market
Pockets of Growth
CAGR*
2012 - 2014
VimpelCom’s share of the estimated cumulative market growth
2012 – 2014, based on current market shares
VimpelCom is set to benefit from the growing markets across its geographic footprint
Mobile Data
1
13%
11%
Fixed Data
2
USD
USD
~8 billion
~4 billion
USD
USD
~4 billion
~1 billion
1% Mobile Voice
3
USD ~1 billion USD ~0.1 billion
* Source: Pyramid Research & McKinsey  ** 90% of VimpelCom revenues covered
Estimated cumulative market* increase
VimpelCom’s footprint**2012 – 2014

6
Value Creation Strategy in Each Market
I
Russia
Italy
Increase Profit and Cash
II
Growth Engine
III
Develop New Business
Algeria
Kazakhstan, Kyrgyzstan
Armenia, Tajikistan, Georgia
Ukraine
Pakistan
Bangladesh
Uzbekistan
Canada
Vietnam
Laos
Cambodia
Burundi
CAR
Zimbabwe
Portfolio
Contribution
Analysis
Russia:
• Achieving strong revenue growth in data
• Converting revenue growth into EBITDA growth
• Focus on profitable growth
Italy:
• Focus on growth areas & maintain leadership in
key segments
• Leadership in customer satisfaction
•
• Untapped growth in mobile data
• Large addressable markets with increasing
penetration
• Cost optimization
Ukraine: retain strong position; 3G license
CIS: data growth sustainable CF
Explore alternative network structures
outsourcing activities
Pakistan & Bangladesh: Mobile internet,

Unified, Disciplined and Accountable Business Performance Culture
Profitable Growth
Capital
Efficiency
Operational
Excellence
Attractive Dividend
Build World-Class Organization,
Governance and Business Steering
Stakeholder Value
Value Agenda 2012 - 2014
Increase
Net cash from operating
activities YoY
7

Unified, Disciplined and Accountable Business Performance Culture
Profitable Growth
Capital
Efficiency
Operational
Excellence
Attractive Dividend
Build World-Class Organization,
Governance and Business Steering
Stakeholder Value
Focus in Value Agenda 2012 - 2014
Increase
Net cash from operating
activities YoY
8

9
Retention
Data
Price
High Value
Customers
New Mindset to Drive Sustainable Profitable
Growth
Profitable Growth
Subscriber land grabbing
Value strategy
Top service to High Value
Customers
Price per voice minute
Bundling of services
Coverage
Speed
Speed of Data Access will be
differentiating factor
Acquisition
Retention
Customer Life Time versus SAC
Create a
New
Mindset
In
VimpelCom

10
Monetizing Growth in Data Traffic is Key
• Tiered plans…
• … enriched with high-value-perceived features (e.g. free
Facebook)
• Quality of Service & Speed-Based Propositions
• Differentiated propositions to cover niche segments (e.g.
Messaging)
• Time/geographical yield
• Multi-device propositions
• Bundling propositions
• Fair usage policies
• Wi-Fi offloading
• P2P shaping
Our key measures to achieve smarter mobile data monetization
Smart move away from
unlimited
Rational traffic management
Sophisticated differentiation
1
2
3
VimpelCom will benefit from growing mobile data penetration

11
Cost and Capex
Traffic
dependent
Competitor
behavior
dependent
Scale
Opportunity
Operational Excellence and Cost Efficiency
(USD billion) LTM Q3
Usage related costs
6.0
Commercial opex
2.3
Technical & IT opex
2.1
HR costs
1.7
Other SG&A
1.7
Capex
4.8
Total
18.6
Synergy
Categories
Roaming
Procurement
Consolidation
Group
Products
and
Services
New
Revenue
sources
by
leveraging
scale
Other
Shared
Services
Developing
Best
Practices
Knowledge
Sharing
Synergies
1
2
3
4
5
6
EBITDA to grow more than revenues

12
Reducing Capex to Revenues Potential
Russia
Ukraine
Capex / Revenue 3Q11 LTM by Business Units
Become more efficient with capital, benefiting from synergies from Wind Telecom merger reducing capex to revenues over time
Capex / revenues versus peers
VimpelCom
0%
10%
20%
30%
40%
50%
FY 08 FY 09 FY 10 1H 11 LTM
0%
5%
10%
15%
20%
25%
30%
FY 08 FY 09 FY 10 1H11 LTM
Asia & Africa
CIS
Europe & North America
VimpelCom
Telenor
Teliasonera
Tele2
Telefonica
MTS
Millicom
France Telecom

13
Financial Performance Objectives 2012 - 2014
Key indicators
Revenue
EBITDA
Capex / Revenue (excl. licences)
Below 15%
By end of 2014
Leverage
Net Debt / EBITDA < 2
By end of 2014
Revenue and EBITDA objectives planned to be communicated early 2012
Currently being developed as
part of business review process

14
All our five BUs are presenting today
Henk van Dalen
CFO
Business Unit Management
Igor
Lytovchenko
Ukraine
Elena
Shmatova
Russia
Ahmed
Abou Doma
Asia & Africa
Dmitry
Kromsky
CIS
Ossama
Bessada
Europe & NA
Group Executive Board
Strong Management Team with Empowered BU
Management
Jo Lunder
CEO
Jan Edvard Thygesen
Deputy CEO and COO
*Planned organizational structure from January 1, 2012

1 Russia Elena Shmatova Executive Vice President and Head of the Russia Business Unit

2
Market Industry Trends for Russia
Russian Telecom market expected to grow 4% CAGR 2011 - 2014, mainly driven by Mobile Data
Total Russian telecom market dynamics*
(Revenues in RUR billion)
*Source: Pyramid Research
2011 2012 2013 2014
Fixed Data
Mobile voice
+ messaging
CAGR, %
2011-2014
Mobile Data
Fixed Voice
150
161
176
187
80
110
146
177
355
363
369
376
590
597
599
596
2%
31%
8%
0%

3
Competitive Situation and Market Trends
Mobile*:
•
84 % pre-paid market
•
160% penetration
•
3 major players (Megafon, MTS and VimpelCom) with
comparable market shares
•
ARPU USD 10
Fixed*:
•
Rostelecom is still dominant incumbent (with 39 % subs market share )
•
Voice traffic declining due to fixed-to-mobile substitution
Mobile market share*
(on Revenue), %
Rostelecom
MTS
Vimpelcom
Others
Er-Telecom
Other
Tele2
Vimpelcom
Megafon
MTS
Fixed broadband market share*
(on subs), %
Russian GDP Trend, %**
2012E 2011E 2010 2009
-7.9
2008 2007 2006
*   Source: Informa
** Source: RosStat, Ministry of Economic Development of Russia, Prime Minister of Russia
8.2
5.2
4.0
4.1
3.7
8.5
12.5
10.4
10.1
9.9 9.6
3.9
4.6
5.5
6.1 6.2
27.8
28.4 26.4
25.8 26.0
26.1
26.4
26.2
26.6
27.9
29.6
30.3
31.7 31.6
30.2
2008
2009
2010
Q1 2011 Q2 2011
49
39.4
36.1
34.1 33.7
6
7.1
8.2
8.2
8.4
6.3
7.5
8
8.4
8.8
9.7
9.4
10.3 10.3
10.3
29
36.6
37.4 39.0
38.9
2008 2009
2010 Q1 2011 Q2 2011

4
Today’s Performance
Revenues
(RUR billion)
EBITDA and EBITDA Margin
(RUR billion)
EBITDA EBITDA Margin
Mobile Fixed-line
Mobile subscribers
(million)
Broadband subscribers
(thousands)
Fixed BB subs Mobile BB subs
47.9
51.8
53.8 53.8
50.1
54.4
58.1
9.5
9.9
10.5 10.7
10.3
10.8
11.5
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
27.2
29.1
30.2
28.0
25.4
27.1
27.9
47.5%
47.2% 47.0%
43.4%
42.1%
41.5%
40.0%
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
51.3
50.9
51.6
52.0
53.0
55.3
56.8
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
1,167
1,199 1,257
1,421
1,569
1,671
1,833
1,169
1,300
1,500
1,927
2,313
2,362
2,387
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11

5
• On net  traffic stimulation
• Active promotions in small screen data
segment
• Improve customer loyalty and actively
manage churn
• Optimized sales mix to improve
contribution margin in sales
• At the beginning of 2011 VIP was premium priced vs
competitors
• This caused VIP to reposition its focus on closing
price gap in 2011 accelerating revenue growth and
improved market share
• However, resulting APPM decline caused gross
margin to fall
Revenues
Gross Margin
Technical
Commercial
Other
Opex
EBITDA
Addressing Current Issues
Issues Actions
• Operational excellence program aimed at
driving cost savings of at least RUR 5 billion
in 2012, including following projects:
Network sharing and outsourcing
initiatives to decrease network
maintenance costs
Optimized structure of dealer
commissions
Optimized cash collection
• Acceleration in network construction drove higher
maintenance costs
• High sales volumes ensure increase in active base
• However, total cost of sales SAC is growing faster than
revenue
• Changing tax legislation brought additional expenses
in S&B
• EBITDA margin declined to 40%

6
Unified, Disciplined and Accountable Business Performance Culture
Profitable Growth
Capital
Efficiency
Operational
Excellence
Attractive Dividend Yield
Build World-Class Organization,
Governance and Business Steering
Stakeholder Value
Focus in Value Agenda 2012-2014
Increase
Net cash from operating
activities YoY

7
Products Approach
•
Mobile Voice +
messaging
•
Wholesale
•
Fixed voice B2C
•
Fixed voice B2B
•
Sustain revenue
•
Focus on margin and cash
flow
•
Use opportunity to capture
part of the Fixed voice B2C
market (where we are not
currently present) by
offering VoIP services to
FTTB internet subscribers
•
Mobile Data
•
Fixed data (FTTB)
IP VPN and IPTV
•
Mobile VAS
•
Focus on capturing market
growth, improving overall
margin with high-marginal
data revenue
•
Focus on 2 biggest pockets
of growth in mobile VAS:
•
M2M
•
M-commerce
Source: Internal analysis
Focus on ensuring sustainable revenue growth
1
Mature
revenue
streams
Growing
revenue
streams
Core strategic
objective is to achieve
sustainable growth by
finding the optimal
balance between
focusing on margins
and capturing market
share

8
Source: AC&M, iKS-consulting, internal analysis
• Provide sufficient speed in
3G, enhance EDGE in
priority branches
• Drive penetration of
smartphones in Active Base
• Provide unlimited tariffs
(tailored for medium
screen) for  excellent
user experience
• Unlimited WiFi packages
• Provide sufficient speed in 3G
• Start offloading traffic to WiFi
• Bundle with Fixed Broadband
Product portfolio approach
Market CAGR,
% 2011-14
• Increase coverage of existing cities with
currently used FTTB technology
• Investigate other technologies for possible
connection of low-storey houses
• Improve network quality (Channel capacity &
reservation)
• Addressable audience - 93% of total
FTTB Russia subs base
• Offer best features and innovative
products (#1 IPTV in Functionality
ranking in Russia)
• Protect Broadband ARPU by product
bundling
Leveraging fast-growing revenue streams
• Enter e-payment market with RURU
project (in cooperation with one of
largest Russian banks Alfa Bank)
• Cooperate with BIG 3 Mobile Operators
• Pilot NFC based transport services
• Enter Consumer Electronics market
• Develop integrated M2M solutions in
strategic partnership with key system
integrators
New
pockets
of growth
Fixed
Broadband
Mobile
Broadband
+31%
+8%
+42%
Small screen
Medium screen
Large screen
Internet IP TV
M-Commerce
M2M
1

9
Customer Experience
•
Increase level of Customer Satisfaction
•
Develop and implement strategic programs to
improve Customer Experience for both fixed and
mobile
•
Keep a strong focus on customer retention to
decrease existing churn rate
•
Secure #1 position in Brand preference by building
clear Brand differentiation
•
Continue the build up of “Beeline community” offline
and online
Brand and CRM
•
Build clear differentiation on the Core Brand
Values across key touch points
•
Apply new segmentation  to develop products
tailored to customer needs
•
Enhance loyalty program for “heavy users” segment
Ensuring profitable growth by being #1 in brand preference
Persistent Effort to Improve Customer Satisfaction and Secure #1 Position in Brand preference
New value-based Segmentation

10
Operational
Excellence
Scope
Focus on
•
Outsourcing
•
Transport network
•
RAN sharing
Focus on
•
B2B & B2C sales
commission
Focus on
•
Organizational
effectiveness
•
Supply chain optimization
•
Service office migration
Technical
improvement
Marketing
Enhancement
Process & Structure
Optimization
Strategic project
Operational Excellence
Improve margin
Key Areas
•
Transport Network Optimization
•
Interconnect cost optimization
•
CPA margin
Main projects
Direct Costs
ST&A
•
Dealer commissions
optimization
•
Payment commission
•
Outsourcing
Savings in 2012
At least
RUR 5 Billion
2

11
Operational Excellence
86,000
points of sale
across Russia
Monobrand
points of sale
Alternative
channels
of distribution
Internet: shops,
i-banking, ATM
Multibrand
points of sale
Distribution and Cash Collection
18%*
14%*
30%*
38%*
*  % of Gross Sales as of 3Q 2011 for distribution
distribution network with focus on improving
Contribution margin for all channels
One of the largest and the most diversified

RUSSIA
Far East
Caucasus
SYMBOLS
Commercial operation
Building

© VimpelCom Ltd 2011

VimpelCom

12
•
Plan to reach 95% population coverage in
2012-2013 with new sites development
•
Plan to roll-out 3G in regions by developing
new sites and extending  capacities on existing
to capture mobile data growth (currently 11K
base stations)
•
We  reached 62%* of direct population
coverage in all major Russian cities (90
cities)
•
Traffic compression technologies – giving 10-
15% extra channel capacity
•
Efficient CAPEX investment in transport
network will decrease rental fees
•
Optimized costs by sharing fiber optic
backbone with competition and negotiating
prices
•
Transport network reached 33 thousand km of
Domestic Long Distance (DLD)
Mobile network National coverage
Fixed network
Backbone
* Source: RosStat (number of households as base for analysis)
Improving network efficiency
•
GSM
network: reach 90
+
% population
coverage with 2G (29 K base satations)
2

13
1H 2011 VIP MS in Revenue divided by MS of the biggest competitor
Grow
Low Priority
215
30
25
20
15
10
5
0
3
2
2012 Market size estimate
2 high-priority branch clusters
There are 2 major types of branches that require different
strategies:
1.Branches we should grow MS
(Where we are not leaders on the market)
2.Branches we should actively maintain MS
(We are leaders on the market)
43 priority branches
We have identified 43 first-priority branches (out of 79) based on 2 key criteria:
•Beeline market position and
•market potential in 2012
Competitive strength (e.g. own transport network) in these
regions will be also used as an additional filter to rank branches
Having mapped branches to clusters, we have:
•25 in GROW cluster
•18 in ACTIVELY MAINTAIN cluster
These branches account for 82% in Market size 2011
25
Actively
maintain
High-priority branches
Size represents branch revenue 1H’ 2011
Second priority branches
Increasing Capital Efficiency with segmented
approach
18
x
0.00 0.25 0.50 0.75 1.00 1.25 1.50
3

14
Source: Official reporting, internal estimates
MTS
MF
VIP
3
Capital Efficiency
Capex to Revenue ratio
(Percentage %)
Procurement optimization
Common transport network
construction with competitors
Enhanced efficiency in the network
planning
Effective and efficient Capex spending
• Capex to revenue ratio is a good proxy
for measuring Capex efficiency
• Being an integrated operator should
allow us to realize synergies in
infrastructure
• Maintaining Capex efficiency will be
addressed by Capex optimization
initiatives in 2012:
19%
17%
24%
25%
29%
26%
30% 30%
20%
8%
19% 19%
2008 2009 2010 1HY11

15
Conclusions
•
Deliver on the Value Agenda
•
Maintain top-line growth in mobile and fixed-line segments
with rational market approach
•
Addressing the key issues with Operational Excellence and Customer
Experience programs
•
Deliver profitable growth
•
Leverage group scale and knowledge to invest efficient in growth

1 CIS Dmitry Kromsky Group Executive Vice President and Head of the CIS Business Unit

2
Market and Competitive Scenario
Kazakhstan
• 3 international competitors in GSM
(Beeline – 2nd). Telia Sonera (K-Cell
1st, Tele2 3rd (newcomer)
• 2G penetration 119%, 3G services,
LTE test zone first in CIS
• Beeline FTTB as 1st alternative,
China Transit project over main-line
NW
Uzbekistan
• 3 GSM competitors, Beeline fights for
2nd  with Telia Sonera (U-Cell), MTS
(Russian competitor subsidiary) is #1
• 2G penetration 79%, 3G operations,
LTE by competitors, Beeline LTE in
2012
• Price wars, tough governance, state
monopoly for international
communication
Armenia
• 3 international competitors in GSM:
Beeline – 2nd, MTS (Russian
competitor subsidiary) is 1st, Orange
is 3rd
• 2G penetration 120%, 3G operations,
LTE license - MTS high data usage
• Beeline fixed monopoly, stagnating
voice, ADSL as fixed BB, growing
competition urges for FTTx
Kyrgyzstan
• 3 GSM competitors (Beeline fights for
1st), penetration 86%, 3G developing
fast, EBITDA margin leader together
with growth
Tajikistan
• 4 GSM competitors (Beeline 3rd), 2G
penetration 70%,3G operations first in
CIS, low data usage, collaboration
with BU Russia for migrant Subs
Georgia
• 3 GSM competitors (Beeline – 3rd and
growing), 2G penetration 102%, 3G
operations by competitors, 80+%
coverage, liberal economy

3
Total Revenue
Growth LC
2009 2010 2011
Kazakhstan
7.9% 12.1% 11.5%
Tajikistan
16.5% 32.1% 27.5%
Uzbekistan
-2.4% -0.7% 30.4%
Georgia
106.1% 55.5% 24.0%
Armenia
-7.2% -6.4% 3.4%
Market Industry Trends CIS
Telecom market expected to grow 7% CAGR 2011-2014, mainly driven by Mobile Data
Total CIS telecom dynamics
(Revenues in USD million)
Fixed Data
Fixed Voice
Mobile Data
Mobile Voice
+ Messaging
-3%
+38%
+47%
CAGR, %
2011-2014
Source: Internal analysis
36
61
97 114
190
270
362
497
64
55
64
59
1,204
1,275
1,398
1,436
2011 2012 2013 2014
+6%

© VimpelCom Ltd 2011

34
39
41
41
41
41
44
261
297
321
321
310
348
386
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

139
161
160
155
159
175
198
47.1%
47.9%
44.4%
42.7%
45.3%
45.0%
46.0%
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

13.1
13.9
14.8
15.6
16.2
17.6
18.7
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

15
44
17
65
20
74
33
92
38
113
124
132
138
166
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

4
Today’s Performance
Revenues
(USD billion)
EBITDA and EBITDA Margin
(USD billion)
EBITDA EBITDA Margin
Mobile Fixed-line
Mobile subscribers
(million)
Broadband subscribers
(thousands)
Fixed BB subs Mobile BB subs

5
Addressing Current Situation
Revenues
Gross Margin
Technical
Commercial
Other
Opex
Current Situation Actions
EBITDA
•
Growth in revenue is in line with the
market, but it is not fully translated into
margins as APPM reduction puts
pressure on gross margin
•
Acceleration and diversification in network
construction drives maintenance costs up
•
SAC growth along with the Subs base
growth
•
Customer retention becomes key on more
saturated markets
•
Increase revenue sharing in dealer
commissions to link  acquisition cost with
the quality of new adds
•
Automated solutions for customer
support based on native languages
•
Driving market growth, targeting leadership
in data on most markets
•
Create customer experience through
developing localized infotainment content
and data applications supported with strong
push of branded devices
•
Focusing on convergent services in both
B2B and B2C segments in Kazakhstan,
Uzbekistan and Armenia
•
Cost effective 2G solutions to maintain
voice as the main revenue stream
•
Gross Margin  is also impacted by
Interconnect rate variations and
customer device margin
•
Optimal balance between growth and
Opex efficiency
•
Balanced Device Strategy and GR policy
•
Running operational excellence program
aiming to bring cost savings and improve
free cash flow

6
Unified, Disciplined and Accountable Business Performance Culture
Profitable Growth
Capital
Efficiency
Operational
Excellence
Attractive Dividend Yield
Build World-Class Organization,
Governance and Business Steering
Stakeholder Value
Focus in Value Agenda 2012-2014
Increase
Net cash from
operating
activities YoY

7
Core strategic
objective is to
achieve
sustainable
growth together
with
Opex/Capex
efficiency
Matured
revenue
streams –
focus on
margin and
cash flow
Growing
revenue
streams –
capture
market share
Products Approach
• Mobile Voice +
messaging
• Fixed voice
• Wholesale
• Sales and Distribution
– New channels &
regional approach
• Further growth of revenue and
usage through segmented
approach in B2C and B2B offers
• Focus on margin and cash flow
• Existing subs development &
retention through TM and Loyalty
programs
• Fixed BB\Mobile BB\Voice bundles
to secure share of wallet
• Mobile Data
• Fixed data (FTTB) IP
VPN and IPTV
• Mobile VAS
• Driving market growth,
targeting leadership in data on
most markets
• Create customer experience
through developing
infotainment content and
applications supported with
strong push of branded devices
• Focusing on M2M products
(devices and services) in B2B
segment
Source: Internal analysis
CIS - Growth Engine
•Large addressable market
•Growing penetration
•Untapped growth in mobile data
•High revenue growth
Profitable Growth
1

8
Mid and small
screen BB
revenue
Large-screen BB
subscriber
acquisition
Scope
• Smart pricing through
micro-segmented offers
• Data packs
• Special Youth segment
offers
• Default APN I.net
pricing
• Driving revenue
through price
perception (limited try
and buy offers, “light”
FB version, etc.)
Source: Internal analysis
Focus on
• Transport network
• Aggressive subscriber
acquisition
• Mirroring of I/net
resources
• Local resource dev.
Focus on
• Service quality and
availability
• Transport network
• Smart pricing to
avoid unplanned
traffic growth
Focus on
• LTE pilots
• Co-branding &
cooperation with HW
vendors
• Data Traffic Management
through DPI technology
Broad Band
Expansion
3G Network
Development
New technology and
projects
Strategic project
Maximizing cash
flow
Device
penetration
New Customer
Experience
activities
• Branded customized
devices
• Focus on 3G enabled
devices
• Delivering full range
of devices from basic,
through feature, to
smart-phones and
tablets
• Partnership programs in
content, apps & services to
deliver local /nation based
content
• Branded and Co-branded apps
(Opera, social networks)
• Moving customer
service/inquires to internet
(CC through I-chat, I.net self
service)
Profitable Growth
Most important strategic streams development - Internet & Data BB/Device strategies
1

Uzbekistan
•
CAPEX to revenue ratio is a good proxy for
measuring CAPEX efficiency on matured
markets
•
Underinvestment during 2008-2009 crisis
and rapid data development is a reason for
considerable investment activity in 2011-
2012 for CIS
•
Key areas for investment are
Accelerated 3G rollout to support demand
for mobile data
New roll-out and expansion to reach parity
with competitors on key markets
New data technology implementation and
piloting, IP TN deployment to win leadership
in perception and finally in data revenue
•
Cost effective 2G solutions to maintain
voice as the main revenue stream
•
Synergies in prices and technologies to
improve efficiency and returns
Source: Official reporting, internal estimates
CAPEX CIS by OpCo
(USD million)
Kazakhstan Tajikistan Armenia
Georgia Kyrgyzstan
0
50
100
150
200
250
300
350
2009 2010 3Q 11 LTM
9
3
Capital Efficiency

10
Conclusions
•
CIS is still a growth market with penetration below 100% in most of the countries
•
Relatively low data usage creates promising prospects
•
Attractive market for international competition
•
High level of interconnection between CIS countries creates
synergy
•
Optimal balance between capturing market share and maintain
margin to provide sustainable growth
•
Strategy focus on Capex and Opex efficiency and sustainable cash flow

1 Africa & Asia Ahmed Abou Doma Group Executive Vice President and Head of the Africa and Asia Business Unit

2
Africa and Asia Geographic Profile
Algeria
Pop: 35.0 M
Pen: 81%
GDP*:7,300
Central African
Republic
Pop: 4.9 M
Pen: 18%
GDP*:700
Burundi
Pop: 10.2 M
Pen: 23%
GDP*:300
Zimbabwe
Pop: 12.1 M
Pen: 58%
GDP*:400
Laos
Pop: 6.4 M
Pen: 79%
GDP*: 2,400
Vietnam
Pop: 88.7 M
Pen: 129%
GDP*: 3,100
Cambodia
Pop: 15.2 M
Pen: 42%
GDP*: 2,000
Pakistan
Pop: 187.3 M
Pen: 58%
GDP*:2,500
Bangladesh
Pop: 158.6 M
Pen: 53%
GDP*:1,700
* CIA – The World Factbook
© Informa UK Ltd 2011
Population and Penetration figures are provided by
©
Informa Telecoms & Media –

63.1
66.2
67.7
69.8
72.2
74.3
77.7
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

847
901
910
895
891
949
957
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

371
377
385
337
404
407
434
43.8%
41.8%
42.3%
37.7%
45.3%
42.9%
45.4%
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

VimpelCom

© VimpelCom Ltd 2011

3
Market and Competitive Scenario
Pakistan:
•
Bangladesh:
•
Algeria
Mobile subscriber
developments VIP (million)
Revenue developments VIP
(USD million)
EBITDA and margin VIP
(USD million & percentage%)
Sub Saharan Africa:
•
South-East Asia:
•
•
Despite limitations,
Djezzy remains
a profitable market leader with
tremendous data potential
In a large market with low
penetration levels,
banglalink is the
fastest growing operator in a
rapidly-growing market with strong
focus on increasing value share
Highly competitive markets offering
growth potential
Mobilink leads the maturing
market, and with a large customer
base has great potential for revenue
enhancement through data and VAS
uptake
Leading positions in markets
with low penetration levels,
healthy APPM, and high growth
potential. Internet is a mobile story
in Africa.

4
Unified, Disciplined and Accountable Business Performance Culture
Profitable Growth
Capital
Efficiency
Operational
Excellence
Attractive Dividend Yield
Build World-Class Organization,
Governance and Business Steering
Stakeholder Value
Focus in Value Agenda 2012 – 2014
Increase
Net cash from operating
activities YoY

5
VAS & Data
Stream
• Mobile Data / 3G
Launch
• VAS
• Mobile Financial
Services
• Launched first App Store in Pakistan.
• Enhance VAS offerings to maintain
leadership of diverse VAS services in
Bangladesh
• Launched banglalink “m-wallet”
• Rollout of “mobile money” in Burundi
• Expected to launch Mobilink in early 2012
• Grow mobile broadband in Algeria & Pakistan by
bidding for 3G licenses
• Launched services in Zimbabwe and Burundi
• Expected launch in Laos before end of 2011
Areas
Approach Products
Core strategic
objective is to
further capture
organic growth
through pursuing
3G data
opportunities, in
addition to
capturing market
share
Drive Profitable Growth
Focus on data growth, value driven pricing and further market penetration
Market
Share
Stream
• Mobile Voice &
Messaging
• Further market penetration and
subscriber growth
• Value driven pricing
• Low cost model strategy
• Rationalized competition

6
Operational Excellence
Cost Efficiency
Revenues
Gross Margin
Technology
Commercial
Opex
Current Situation Actions
•
Maintain value-driven pricing
•
High subscriber growth potential in Africa, SEA and Bangladesh
•
Explore opportunities for revenue generation through international call center outsourcing services
•
Leverage large subscriber base to grow voice and non-voice revenue in Pakistan and
Bangladesh
EBITDA
•
Low-cost rural solutions, Indoor/Outdoor swaps
•
Increase resource efficiency; IN free traffic offloading, power saving features, and
Hybrid solutions
•
Achieve higher CapEx/OpEx and enhance quality; Single RAN, All IP, HW modernizations
•
Explore network outsourcing opportunities
•
Invest in network modernization to preserve and improve network quality in SEA
•
Define leaner site configurations through tighter design guidelines to manage CAPEX demands in Algeria
•
Increase coverage footprint by deploying low CAPEX sites in SSA
•
Reduce technical OPEX
•
Enhance margin through capturing mobile data opportunities
•
Adopt a variable mix of outsourced and in-sourced activities
•
Increased bandwidth creation will lead to higher demand for mobile internet in Africa
•
Increase quality and control over the distribution channel
•
Apply a dual market strategy in Bangladesh: tailored services for high-end segments and optimized services for lower-end segments
•
Potential for Mobile Financial Services in Pakistan and Bangladesh
•
Improve margins
•
Increase top line
•
Reduce commercial OPEX
•
Increase consumer awareness and brand loyalty
•
Brand facelifts in CAR and Zimbabwe
•
Consolidate Djezzy brand leadership and strengthen emotional bonding with customers
•
Create a differentiated value position for consumers using Mobilink’s brand structure and market position
•
Regional Beeline brand standardization, e.g. Rebranding in Laos from Tigo to Beeline
•
Increase electronic top-up penetration and use non-conventional advertising tools

7
3
Improve Capital Efficiency
Leverage Group size to realize CAPEX efficiencies within a cost-optimization strategy
CAPEX to Revenue ratio
(Percentage %)
Technology Levers
•
Infrastructure
sharing
•
Network
outsourcing
•
Network
modernization
•
Demand
management
•
Innovative
solutions to
achieve operational
efficiency
Procurement
Levers
•
Unitary price
alignments
•
Volume
aggregation
•
Market-share
redistribution
•
Scope and SLA
optimization
Capital Efficiency
0%
5%
10%
15%
20%
25%
30%
35%
40%
2007 2008 2009 2010 9M2011

8 Algeria

OTA
Mobilis
Wattaniya
57.7%
20.7%

© VimpelCom Ltd 2011

9
• Population: 35 M
• GDP/capita: $7,300
Market Size: 28.25 M subs
Penetration*: 81%
Market Players:
• Djezzy
• Mobilis
• Nedjma
Market Shares *
Djezzy
Macro-
Environment
Regulatory
Environment
•
GDP growth rate for 2010 stood at 3.3%
•
Young population with 24% of the population under 15 years of age
•
Country-wide political stability
•
Government, trade and agriculture sectors account for over 60% of
Algeria’s GDP
•
Hydrocarbons have long been the backbone of the economy, accounting for roughly 60% of budget revenues, 30% of GDP, and over 95% of export earnings
•
Penetration rate at end of Q3 2011 stood at approximately 81%
*Penetration figures are provided based on OTA Closing base and DWH figures for competition
** DWH Market Share
•
Regulated telecom environment under the ARPT
•
3G licensing process launched on September 19
th
, 2011
•
Ongoing ban on Djezzy’s foreign currency transfers preventing the payment of essential suppliers, as well as the importing of equipment critical to network maintenance and necessary expansion
Competitive
Landscape
Corporate
Social
Responsibility
•
Platform to identify and develop young Algerian talents
Djezzy is the market leader in a three-player market.
•
Djezzy: launched its operations in 2002, market leader, has a population coverage of 96%.
•
ATM: 1   entrant launched in 1999, rebranded their mobile business to
Mobilis. ATM is also the sole fixed line provider and owner of internet and international gateways.
•
Qtel: launched Nedjma in 2004. As challengers, Nedjma is a large contributor to market growth.
st

10
Djezzy KPIs
Note: foreign exchange rate DZD 72.5542/ USD 1
*CAPEX figures excl. GSM licenses and may differ from previously released figures
Profitable Growth
• Balanced value pricing
strategy leading to stable
ARPU levels despite high
market growth
• Focus on data opportunity
with internet penetration at
14% (est.2009)
Operational Excellence
• Consolidate Djezzy brand
leadership and strengthen
emotional bonding with
customers
• Increase quality and
control over the
distribution channel
Capital Efficiency
• Define  leaner site
configurations through
tighter design guidelines to
manage CAPEX demands
Strategic Direction
Mobile Subscribers
(million)
Revenues
(DZD billion)
EBITDA
(DZD billion & Percentage %)
CAPEX*
(DZD billion)
13.4
14.1
14.6
15.1
16.3
2007 2008 2009 2010 9M2011
125
135
136
129
102
2007 2008 2009 2010 9M 2011
77
84
78
72
60
2007 2008 2009 2010 9M 2011
22.5
11.5
19.1
6.7
1.4
2007 2008 2009 2010 9M 2011

11 Pakistan

12
• GDP growth rate in 2010 stood at 4.8%
• 35% of the population is under 15 years of age
• Power Shortages are widespread, but are countered by innovative technological solutions
• Slowing devaluation of the Pakistani Rupee against the US Dollar
• Heavy floods had a large impact on the country’s population and infrastructure
Mobilink
Macro-
Environment
Regulatory
Environment
Corporate
Social
Responsibility
• Mobilink in partnership with the UN’s Emergency Response Unit, committed about
Rs. 81 million for setting up a camp for Internally Displaced families who were affected by the flood.
• Mobilink in partnership with UNESCO and Bunyad (a local NGO) has also implemented a pilot project to test the use of mobile phones in facilitating literacy in
Pakistan.
• Mobilink also has its own billboard skins recycling program, which uses outdated billboard skins to manufacture school bags for underprivileged children, provide scholarships and support local schools.
• The regulator, PTA, introduced MNP several years ago, which is currently a high focus for all operators in the Pakistani market
• PTA introduced new measures concerning customer data verification, which is to be adopted by all mobile operators, ensuring subscriber information accuracy
• PTA is planning to launch an auction for three 3G licenses in 2012
• Population: 187 M
• GDP/capita: $2,500
• Market Size: 109 M s
• Penetration: 58%
Market Players:
• Telenor
• Ufone
• Warid
• Zong
* Regulator Market Shares.
Mobilink is the market leader in a five-player market.
• Telenor: 2
nd
player in the market, value-driven operator, strong market share position
• Ufone: 3
rd
player in the market, positive mass market perception
• Warid: Have been mostly inactive for the past 2 years, however their level of activity has been increasing lately
• Zong: China Mobile’s
1st
venture outside China, last entrant into Pakistani market,
offers cheap products and services, aggressive on pricing and market share gains
Competitive
Landscape
30.7%
18.9%
10.0%
24.5%
16.0%
Market Shares *
Mobilink
Ufone
Zong
Telenor
Warid

13
Mobilink KPIs
Profitable Growth
• Leverage the large subscriber
base in order to unlock revenue
potential from non-voice services
• Enhance margin through
capturing mobile data
opportunities with internet
penetration estimated at 11% in
2009
Operational Excellence
• Increase EBITDA through
network OPEX reduction
initiatives
• Revamp Mobilink’s positioning
in the market as well as its
brand structure with the
objective of creating a
differentiated  value position in
consumers’ minds
Capital Efficiency
• Adopt innovative technology
solutions
to use resources  more efficiently
through IN traffic offloading, power
saving and site environmental
monitoring systems
• Infrastructure sharing
• Joint 3G roll-out
• Network modernization
Strategic Direction
Mobile Subscribers
(million)
Revenues
(PKR billion)
EBITDA
(PKR billion & Percentage %)
CAPEX*
(PKR billion)
77
88
87
94
73
2007 2008 2009 2010 9M 2011
34
35
32
37
30
44%
40%
36%
40%
41%
2007 2008 2009 2010 9M 2011
32.4
37.7
12.8
12.2
13.0
2007 2008 2009 2010 9M 2011
30.6
28.5
30.8
31.8
33.4
2007 2008 2009 2010 9M 2011
Note: foreign exchange rate PKR 85.8751/ USD 1
*CAPEX figures excl. GSM licenses and may differ from previously released figures banglalink™

An ORASCOM TELECOM Company

© VimpelCom Ltd 2011

14 Bangladesh

15
banglalink
Macro-
Environment
Regulatory
Environment
Corporate
Social
Responsibility
banglalink has taken a number of initiatives such as:
• Cox’s Bazaar Beach Cleaning Project and International Coastal Cleanup Day
• Setting up computer labs in 270 underprivileged schools at different parts of the country under the umbrella of Digital Bangladesh
• Has the world’s highest population density
• 57% of population below 25 years of age
• GDP growth rate was estimated at 6% in 2010
• Government Type: Unitary state and parliamentary democracy
• Low Mobile penetration: less than 50%
• Heavy existence of Multiple SIMs
• Prior to Telecom Act 2010 the Bangladesh Telecommunication Regulatory Commission
(BTRC) was the sole telecom market legislator
• Receipt of 2G license renewal guidelines, validity of license renewal is for 15 years
• BTRC levies a SIM tax that has been reduced to BDT600 or USD8.5 from BDT800 in
2011
• 3G license awarding likely to happen in 2012
• Banks are engaging in the already existing mobile financial services
• Population: 158 mln.
• GDP/capita: $1,700
• Market Size: 81 M subs
• Penetration: 53%
Market Players:
• Grameenphone
• Airtel
• Robi
• CityCell
• TeleTalk
Competitive
Landscape
44%
27%
19%
7%
2%
2%
Market Share
GP
Banglalink
Robi
Airtel
Citycell
Teletalk
banglalink places 2  in a 6-player market.
•
Grameenphone:
1st player, aggressive tariff moves targeting more acquisitions, largest network
• Robi: Rebranded from AkTel, started offering data services (GPRS), consistently subsidize SIM tax, aggressive on the VAS communication
• Airtel: Baharti Airtel acquired 70% stake in 2010, re-launched with new logo and corporate brand repositioning
• CityCell: CDMA operator, offers data services with handset subsidies
• TeleTalk: Operated by national fixed incumbent BTCL, offers the lowest flat tariff in the market
nd

16
banglalink- KPIs
Profitable Growth
• Tap into mobile data
opportunities with internet
penetration rates extremely
low in the country
• Explore opportunities for
revenue generation through
international call center
outsourcing services
• Leverage large base by
unlocking mass-market value
potential
Operational Excellence
Capital Efficiency
• Capture technology
synergies by introducing and
swapping into outdoor sites
and implementing innovative
hybrid solutions
• Site sharing
Strategic Direction
Mobile Subscribers
(million)
Revenues
(BDT billion)
EBITDA
(BDT billion & Percentage %)
CAPEX*
(BDT billion)
• Apply a dual market strategy
providing tailored services for
high-end segments, as well
as optimized services for
lower-end segments in the
market
13
20
24
32
28
2007 2008 2009 2010 9M 2011
-3
0
7
9
10
-22%
2%
31%
28%
37%
2007 2008 2009 2010 9M 2011
24.0
28.6
8.7
16.4
6.7
2007 2008 2009 2010 9M 2011
7
10
14
19
22
2007 2008 2009 2010 9M 2011
Note: foreign exchange rate BDT 73.1028/ USD 1
*CAPEX figures excl. GSM licenses and may differ from previously released figures

17
Conclusion
•
Due to low penetration level, Markets of Asia & Africa BU have largest potential of growth in Vimpelcom Group
•
Data is our key strategic focus
•
Strong Leadership positions in large markets provides a solid platform for profitable growth
•
Managing for value strategy and implementing operational
efficiency- gaining mechanisms
•
Leveraging Group size to realize CAPEX efficiencies within a cost-
optimization strategy

1 Ukraine Igor Lytovchenko Executive Vice President and Head of the Ukraine Business Unit

2
24,873
26,116
27,161
28,112
6,552
6,126
5,710
5,310
4,592
5,740
6,888
7,921
2,289
2,369
2,440
2,501
Market Industry Trends Ukraine
Telecom market expected to grow 5% CAGR 2011-2014,
mainly driven by Fixed Broadband
CAGR %
2011 - 2014
Source: State Statistics Committee of Ukraine, Kyivstar analysis
Mobile
Fixed Voice
Fixed
Broadband
Other
3%
20%
4%
-7%
Total Ukraine telecom market dynamics
(Revenues in UAH billion)
2011 2012 2013 2014

© VimpelCom Ltd 2011

7.1
18.1
23.5
7.8
17.6
22.0
6.1
18.2
24.4
6.4
18.6
24.7
2008
2009
2010
1HY11

10%
36%
54%
12%
35%
52%
11%
36%
53%
11%
36%
53%
2008
2009
2010
H1Y11

8%
45%
58%
6%
45%
56%
19%
46%
54%
26%
47%
54%
2008
2009
2010
H1Y11

VimpelCom

3
Market and Competitive Scenario
7.3%
7.9%
2.1%
-15.1%
4.2%
4.5%
4.0%
2006 2007 2008 2009 2010 2011E 2012E
Ukrainian GDP Trend**
(Percentage %)
Mobile Subscriber base
(million)
Total Revenue Market Share
(Percentage %)
EBITDA margin
(Percentage %)
*   Sources: Kyivstar analysis
** Sources: State Statistics Committee of Ukraine, Economist IU forecasts, April 2011; Kyivstar analysis
BU Ukraine
Kyivstar
MTS
Life
Mobile*:
• Major players: Kyivstar, MTS, Astelit (brand “Life”). Kyivstar is the leading multiplay operator in Ukraine, with a #1
position in mobile and a #3 position in fixed.
• Key consumer trends: high MOU due to proliferation of free on-net pricing model, 30-40% growth in mobile data
•
Regulatory: pressure on MTR, delays in 3G license auction
• Value chain: Minor progress in network sharing due to the
absence of massive roll-out, no consolidation in retail
Fixed*:
• Major competitors: Ukrtelecom (incumbent), Vega, Volia,
Datagroup
• Kyivstar is the 3rd  (behind Ukrtelecom and Volia) but the fastest growing operator in mass market broadband
• In fixed voice Kyivstar is focused on the B2B segment where we compete with Ukrtelecom and Datagroup

4
Today’s Performance
Revenues*
(USD million)
EBITDA and EBITDA Margin*
(USD million)
EBITDA EBITDA Margin
Mobile subscribers*
(million)
Broadband subscribers*
(thousands)
Fixed BB subs Mobile BB subs
* Pro forma figures for 1Q 10 and 2Q 10
357
387
426
404
375
412
437
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
174
208
239
217
202
226
235
48.8%
53.6%
56.0%
53.7% 54.0%
54.8%
53.7%
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
23.9
24.1
25.1
24.4 24.4
24.7
24.7
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
92
107
149
200
235
293
324
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11

5
Addressing Current Situation
Revenues
Gross Margin
Technical
Commercial
Other
Opex
Current Situation Actions
EBITDA
• Macroeconomic growth does not drive recovery in
telecom
• Mobile segment saturation with declining rate of revenue
growth requires us to launch / develop non-mobile
businesses putting pressure on margins and capex
• Regulatory environment is challenging (delay in 3G
license, SMP and MTR regulation, increase in regulatory
charges)
• Growth of mobile network to cater for growing traffic and
development of fixed businesses drive maintenance opex
• Significant share of opex is not driven by volume but by
inflation and are very hard to control (electricity rate,
frequency fees, regulator charges, etc)
• Implement organizational development and talent retention
programs to further improve integrated corporate culture,
employee productivity and motivation
• Pricing excellence in mobile and transition to bundles to
defend subscriber and revenue market shares
• Aggressive FTTB roll-out and leadership in net adds
• Integrated mobile-fixed offers to B2B segment
• Sale of user devices to stimulate data usage
• Stimulate 3G license release and network roll-out
• Consumers show preference for a bundle pricing model and
are significantly increasing usage of voice, data and
multimedia services, which needs to be monetized
• Further develop a multichannel retail and distribution
model
• Transformational projects currently under development:
network swap, network outsourcing, potential NW sharing
• Local synergies delivery + Global synergies delivery
• Frequency related synergies, if we are able to transfer URS frequencies to Kyivstar and/or if refarming becomes
possible
• Significant reduction of commissions for past two years
helped to compensate for NW opex growth, but resulted
in the lowest rates vs competition – such levels are not
sustainable in future
Overall ambition of EBITDA margin management is to achieve sustainable structural opex saving from mobile network swap/outsourcing projects to compensate for margin decline from fixed businesses and finance commercial and organizational priorities/challenges.

6
Unified, Disciplined and Accountable Business Performance Culture
Profitable Growth
Capital
Efficiency
Operational
Excellence
Attractive Dividend Yield
Build World-Class Organization,
Governance and Business Steering
Stakeholder Value
Focus in Value Agenda 2012-2014
Increase
Net cash from
operating
activities YoY

7
Deliver profitable
revenue growth in
segments where we
are the market leader
and improve market
share in segments
where we are in the
top 3, explore new
pockets of growth.
Consumer
Segment
Business
Segment
Products Approach and key initiatives
•
Mobile Voice
•
Mobile Data
(EDGE)
•
FTTB
•
Multimedia & VAS
•
Devices
•
Implement Bundle Strategy with focus on
increasing voice and data consumption
•
Accelerate 3G license acquisition and
network roll-out
•
Build Djuice as a Virtual Arena for music,
video, games, and communities to become
•
Finalize roll-out of FTTB to addressable
market and become the #1 alternative
•
Maintain leadership in multimedia
•
Build a multichannel retail and distribution
model
•
Mobile Voice
•
Mobile Data
(EDGE)
•
Fixed Voice
•
Fixed Data
•
Wholesale
•
Data-center
•
Call-center
•
Focus on providing a wider portfolio of
services to existing customer base (cross-
sale synergies)
•
Explore new pockets of growth:
high-speed mobile data-based services
proactive fiber optics roll-out to
business customers
datacenters, cloud-based services,
contact centers and network security
•
Operational improvements in value
proposition management, sales
management and go-to-market processes to
increase revenue
Profitable Growth

8
Synergy /
Global Synergy
(ongoing)
Scope
Source: Internal analysis
Focus on
•
Up- and Cross-sale
opportunities
•
Roaming
•
FTTB
Focus on
•
Site and equipment re-
use, core and transport
networks optimization
•
Global technical and
procurement synergies
Focus on
•
Corporate culture
integration
•
Process and IT integration
Marketing
Workstream
Technical
Workstream
Business Support
Functions
Strategic project
(scoping and
analysis)
Focus on
•
Product, service,
segment
profitability
management
•
Retail Strategy
•
Device Strategy
Focus on
•
Network SWAP
•
Network Outsourcing
Operational
Excellence 3+
(to start in 2012)
•
Focus on analysis of current run rate and new operational excellence opportunities
•
Increase organizational effectiveness in line with motivation system adaptations
•
Develop tools and methodologies to support continuous improvement and “lean”
processes
•
Optimize internal decision making process (reduce bureaucracy and time-to-
decision)
Focus on
•
Adopt motivation system to
reflect focus on long-term
sustainable growth and
efficiency
•
Operational improvements
Operational Excellence
Synergy + network transformation
Transformation
2

9
Capital Efficiency
•
Kyivstar has been the leader in capital
efficiency in the Ukrainian market, investing
more effectively than our competitors while
maintaining market leadership
•
Increase in capex in 2010-2011 is driven by
growing voice and data consumption, and
significant FTTB roll-out
•
Future capex needs are driven by the need to
increase network capacity and maintain quality
in mobile, development of FTTB and B2B Fixed
business, potential 3G license acquisition and
roll-out
•
Capex efficiency is to be maintained through:
Source: Official reporting, internal estimates
*2008 data for Kyivstar only
CAPEX to Revenue ratio
MTS
Life
UBU*
0.00%
10.00%
20.00%
30.00%
40.00%
50.00%
60.00%
70.00%
2008 2009 2010 1HY11
Rigorous investment portfolio management
process for capex approval, prioritization,
release and review
Global procurement synergies
Transformational projects currently under
development – network swap, network
outsourcing, potential network sharing
Frequency related synergies, if we are able to
transfer URS frequencies to Kyivstar and/or if
competitors agree to refarming
3

10
Conclusions
1. Challenging context: macroeconomic growth does not drive recovery in telecom, mobile segment saturation, regulatory environment is challenging
2. Strong demand and usage: consumers show preference for a bundle pricing model and are significantly increasing usage of voice, data and multimedia services, which the operators need to monetize
3. Broadband land-grabbing: fixed broadband is in a period of “turf wars”, while development of mobile broadband is hampered by the lack of 3G licenses
4. Balanced strategy: Kyivstar is continuing to implement a balanced strategy of cash flow maximization with gradual transition to bundled mobile offers, development of non-mobile businesses, coupled with lean cost management to deliver best possible cash flows at a cost of minor loss in core mobile market share
5. Key priorities for 2012:
1. Pricing excellence and move to bundles in mobile
2. 3G license and network roll-out
3. FTTB roll-out and leadership in net adds
4. Cost efficiencies through local and global synergies and network transformation
5. Corporate culture integration and motivation system

1 Italy Ossama Bessada Group Executive Vice President and Head of the Europe & North America Business Unit

Expected Market Evolution in Italy
Telecom market expected to decline 3.6% CAGR 2011-2014,
mainly driven by Fixed and Mobile Voice reduction
Total Italian telecom market dynamics
(Revenues in EUR million)
Source: IDC View Forecast
2011 2012 2013 2014
Fixed Data
Fixed Voice
Mobile Data
Mobile Voice + Messaging
Wholesale
--%
-7%
-6%
+6%
+3%
Mobile:
•
Mobile Voice + Messaging declining over 2011–2014 (-7%).
Voice decline mainly due to MTR reduction. Excluding MTR
impact the 2011-14 CAGR for Mobile Voice would be -4%
•
The reduction in voice is partially compensated by increase
in Mobile Data (excl Messaging) which grows 6%.
CAGR, %
2011–2014
6.143   6.326
6.499   6.692
2.990
3.169
3.348
3.528
7.761
7.226
6.798
6.446
16.285
15.023
13.920
13.030
268
276
280
270
Fixed
Fixed Voice market is expected to decrease by -6.0% CAGR
2011–2014 partially offset by Increase of Fixed Data up 2.9%

Regulatory Environment and Expected Development
Termination rates
•
Mobile: AGCOM proposal for MTR glide path 2012–2015 under consultation
•
Fixed: 2011 values same as 2010, symmetry between OLOs and incumbent from
2012
EU commission proposal for harmonization of roaming charges under discussion
Public consultation on NGN currently ongoing, discussion tables under way at local and national level
LLU wholesale prices for 2011 and 2012 defined in 2010, subject to quality checks on wholesale performance
EU commission (Kroes) interested in pushing fibre investment through an approach that would lower copper access prices unless incumbents invest in fibre networks and switch-off the old copper networks

WIND
3
vodafone
TIM

INFOSTRADA
FASTWEB
vodafone
teletu
TELECOM

© VimpelCom Ltd 2011

VimpelCom

Market and Competitive Scenario
Mobile:
•
86% pre-paid market
•
Multiple SIM market
•
151% penetration
•
2 incumbents (Telecom Italia & Vodafone) with comparable market shares
Fixed:
•
Telecom Italia still dominant incumbent (70% of revenue market share )
•
Voice traffic declining due to fixed-to-mobile substitution
•
Low broadband/personal computer penetration vs. other European countries
Italian GDP Trend
(1)
(%)
Mobile market share (on SIM)
(2)
Fixed broadband market share
(2)
(1) Sources: Banca d'Italia, ISTAT, Confindustria, IMF, OECD, Italian Government’s Relazione previsionale e programmatica, Eurostat
(2) Internal sources; Mobile market excluding MVNO
WIND Revenues value
share increase 2008 –
2011 (H1)
Others
38.6%
35.1% 34.2% 34.6%
33.3%
34.0%
33.8% 32.8%
9.4%
10.0%
10.0%
9.9%
18.7%
20.9% 22.0%
22.7%
2008 2009 2010 Q3 2011
+3.5p.p.
59.8%
56.4%
53.9%
52.6%
7.0%
9.7%
11.9%
12.8%
13.1%
13.2%
12.9% 12.9%
8.1%
7.5%
6.9%
6.4%
12.0%
13.2%
14.4%
15.2%
2008 2009 2010 Q3 2011
2.0
1.5
-
1.3
-5.2
1.3
0.8
0.6
2006 2007 2008 2009 2010 2011E 2012E

645
122
173
501
308
789
725
16.3%
15.5%
9.5%
15.5%
9.8%
14.0%
10.0%
WIND
(Italy)
Base
(Belgium)
Cosmote
(Greece)
E-plus
(Germany)
Orange
(Spain)
Bouygues
(France)
O2
(UK)
European Third Entrant Mobile Operator
Comparison
Source: Bank of America Merrill Lynch
WIND mobile CAPEX + allocation of Common CAPEX in proportion with revenues
Revenues – FY 2010
(EUR million)
EBITDA and EBITDA Margin – FY 2010
(EUR million)
Capex – FY 2010 Capex/Revenues
(EUR million)
Mobile Customer Base – FY 2010
(thousands)
Only
Mobile
Capex
11.4%
3,963
785
1,812
3,241 3,158
5,636
7,279
WIND
(Italy)
Base
(Belgium)
Cosmote
(Greece)
E-plus
(Germany)
Orange
(Spain)
Bouygues
(France)
O2
(UK)
1,834 271 668 1,374 764 1,315 1,851
46.3%
34.5%
36.8%
42.4%
24.2%
23.3%
25.4%
WIND
(Italy)
Base
(Belgium)
Cosmote
(Greece)
E-plus
(Germany)
Orange
(Spain)
Bouygues
(France)
O2
(UK)
19,928
2,982
7,990
20,427
11,940
11,084 11,084
WIND
(Italy)
Base
(Belgium)
Cosmote
(Greece)
E-plus
(Germany)
Orange
(Spain)
Bouygues
(France)
O2
(UK)
450

Operating and Financial Highlights
Revenues
(EUR million)
EBITDA and EBITDA Margin
(EUR million)
EBITDA EBITDA Margin
Mobile Fixed-line
Mobile subscribers
(million)
Fixed Broadband subscribers
(thousands)
937
1,046
1,021 1,038
982
1,029
1,026
357
366
341
408
369
370
371
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
18.8
19.3
19.6
19.9
20.3
20.6
20.8
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
1,700
1,800
1,800
1,900
2,000
2,100
2,100
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
483
556 534
534
496
565
565
37.3%
39.4%
40.9%
37.0% 36.8%
37.6%
40.5%
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11

Addressing Current Situation
Revenues
Gross Margin
Technical
Commercial
Other
Opex
Current Situation Actions
• Maintaining rational behavior; limit use of promotions
• Target new areas of growth
• Focus on all-inclusive bundles
• Continue to pursue on-net strategy to minimize MTR impact
• Focus on data growth, not impacted by MTR
EBITDA
• Vendor consolidation
• Site sharing
• Opportunistic review of media presence
• Maintain current headcount
• Increase productivity
• Improve collection effectiveness
• Maintain rational pricing behavior
• Competitive pressure in mobile
• Regulatory pressure on MTR
• Increase in OPEX tied to expansion of network
infrastructure
• Increase in commercial OPEX tied to competitive
environment and larger distribution footprint
• Higher costs of personnel mainly driven by renewal of the
collective agreement which led to a new contractual
installment increase
• Increase in collection times on fixed line SME/SOHO
• Slowdown of top line coupled with costs associated to
competitive dynamics
• Increase of monthly access fees in relation to higher
LLU/WLR monthly fees
• Retail prices increased in Jan. 2010

Unified, Disciplined and Accountable Business Performance Culture
Profitable Growth
Capital
Efficiency
Operational
Excellence
Attractive Dividend Yield
Build World-Class Organization,
Governance and Business Steering
Stakeholder Value
Focus in Value Agenda 2012-2014
Increase
Net cash from
operating
activities YoY

1

ALL INCLUSIVE
CHIAMATE, MESSAGGI, INTERNET
TASSA ZERO
INFORMATI QUI
WIND

© VimpelCom Ltd 2011

Profitable Growth
Focus on high value customers and up-selling to existing customers
•
CB  reached 522K in Sep ‘11
•
Four ‘All Inclusive’ bundle offerings including
Voice, SMS, Internet browsing and Smartphone
•
Strong performance for SIM only version
•
Bundle offerings are part of convergent offering
from Wind and Infostrada
•
Loyalty program providing benefits for all
customers
•
A clear, simple and transparent approach to
the market based on “option plans concept”
•
Leverage on off-net options (Noi Tutti family)
to attract new customers from competitors
•
Push on-net portfolio offer (Noi Wind family) to
extend Wind community
•
75% of customer base has at least one option
plan
•
Maintaining leadership position in the ethnic
segment
Post-paid
Core Offer Pre-paid
Post-paid customer base
(in Thousands)
Noi “community”
(Million SIM)
9.1
9.7
10.4
10.9
2008 2009 2010 Q3 2011
71
110
303
522
2008 2009 2010 Q3 2011

•
New organizational structure in place to offer
convergent proposition for consumer and corporate
segments
•
Infostrada products and services increasingly sold in
the WIND shops
•
Harmonization of look and feel between WIND and
Infostrada brands
•
Launched in 2010 a commercial bundle, Super Tutto
Incluso, which combines the Tutto Incluso dual-play
offering with a postpaid mobile offering in one
monthly bill.
Absolute ADSL
Happy Italy
Tutto Incluso
Happy NoLimit
Low
High
Calling usage Low High
•
Unlimited  F2F calls
•
ADSL pay per use
•
Unlimited  F2F calls
•
ADSL unlimited
•
Calls pay per use
•
ADSL pay per use
•
Calls pay per use
•
ADSL unlimited
Infostrada product portfolio-Only Fixed
Convergent Offer
Infostrada Offer Driver
Net acquisition consumer + micro.
(thousands)
• Simple
and complete
product portfolio positioned
as best in value for money
•
Focus on 2P offers to leverage ADSL growing
demand
• Same offer nationwide (LLU/WLR) to exploit ADV
synergies
• Net acquisition
consumer +
microbusiness on Pull
sales channels (Shops
mainly + inbound
telesales + web)
• 18% of fixed-line sales
are through WIND’s
shops
Profitable Growth
Focus on high value customers and up-selling to existing customers
H1 2010 H1 2011
+66%

WIND’s market share in Corporate segment is below
its share in Consumer segment representing a very
interesting growth opportunity
4,756
(41%)
Enterprise
SME
Microbusiness
Coporate Market Value
Total TLC Revenues
(in EUR million)
6,772
(59%)
•
Convergence
•
Quality of Service
(i.e., dedicated
support structures and
SLAs)
•
Managed services
(e.g., unified
communication,
security,  energy
management)
•
ICT Applications
•
Mobile app store
•
Collaborative
CRM
•
Cloud Services:
Iaas/Saas
Strategic Drivers Business Results
Enterprise Revenue Growth
2011 vs. 2010
Micro & SME Revenue Growth
2011 vs. 2010
Profitable Growth
Focus on high value customers and up-selling to existing customers
8.0%
0.1%
WIND Market
9.0%
0.8%
WIND Market

1

52
71
118
184
2007
2008
2009
2010

876
1,270
2,056
3,965
4,141
2007
2008
2009
2010
Q3 2011

INTERNET

217
267
332
387
2007
2008
2009
2010

1,022
1,355
1,643
1,912
2,073
2007
2008
2009
2010
Q3 2011

850
993
1,137
1,158
1,239
2007
2008
2009
2010
Q3 2011

© VimpelCom Ltd 2011

Broadband revenues
(EUR million)
CAGR: +52%
•
Smart choice for Mobile Internet
navigation
•
Simple portfolio mainly based
on “Unlimited” offers with fair
usage policy  and no extra cap
(first mover in the market)
•
Strong focus on customer experience
improvement
•
26% of  Wind calling customers browse on
Mobile Internet
Mobile
Broadband customers *
(thousand)
Internet
Broadband revenues
(EUR million)
CAGR: +21%
Fixed
Broadband customers
(thousand)
Unbundled sites
1
*  Consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G network technology
Profitable Growth
Surf the Broadband wave

© VimpelCom Ltd 2011

INFOSTRADA
FASTWEB
casa

WIND
vodafone
TIM
3

•
Maintain leadership in customer satisfaction
•
Continue relentless improvement of Customer
Care effectiveness both for mobile and fixed
•
Keep a strong focus on customer retention and
maintain a lower than market churn rate
•
Continue the build up of “WIND community”
•
Defend leadership acquired in geographic and
market segments (e.g. Centre/South market
leadership and ethnic markets)
CRM
•
Push on cross selling and up
selling to migrate customers
on option plans with higher
value in terms of ARPU and
margin.
•
Strong effort to defend High
Value Customers from
increasing MNP pressure
Customer satisfaction index
(Fixed)
Customer satisfaction index
(Mobile)
Operational Excellence
Relentless Effort to Improve Customer Satisfaction
81.8
82.9
82.3
81.7
81.8
76.8
78.2
78.3
79.8
80.0
76.2
77.7
78.2
76.2
76.5
81.4
80.5
80.5
81.3
81.0
77.7
79.0
81.8
81.5
79.7
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
82.4
82.3
81.8
81.4
82.6
78.3
76.7
77.4
79.0
78.3
80.0
79.3
78.1
79.2
79.4
73.9
72.7
75.8
78.2
78.7
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
2

© VimpelCom Ltd 2011

CHIAREZZA,
TRASPARENZA,
SEMPLICITÀ.
I valori che ci hanno reso forti,
ci fanno crescere ogni giorno di più.
WIND
Più vicini.

VimpelCom

•
WIND continues to invest in its distribution through owned
shops and franchises which have gone through a
comprehensive restyling
•
A concept store was opened in top location in Milan in 2010
and in Rome in 2011
•
Institutional campaign “Più vicini” (Closer to you) to enhance the brand values of customer intimacy and being part of a
community recently renewed to push on the concept of being
clear, comprehensible, transparent
* Point of sales
•
WIND has a nationwide sales and distribution footprint
comprised of over 2,300 sales points
•
Selected initiatives launched to improve Wind’s brand image
and distribution platform include:
Acquisition of 126 Wind-owned shops mainly located in
shopping malls during 2009
Provision of one-shop experience and staff training to
realize cross-selling opportunities
Improved and enlarged agent sales force
•
Acquisition in June 2011 of a minority stake in SPAL TLC (its main distributor)
•
WIND plans to continue investment in areas where it has
limited presence and high growth opportunities
Sales and distribution network
Strengthening distribution
Brand and Advertising
Operational Excellence
Strengthen Distribution
Wind image differentiation compared to competitors
Dealer
Franchising +
Own shops
Large Retail
POS * 1,996 2,092 2,200 2,434 2,690
14%
16%
24%
23% 22%
49%
58%
58%
54%
50%
37%
26%
18%
23%
28%
2007 2008 2009 2010 Q3 2011
2

15
Key transformation projects
Mobile network
•
GSM network completed: reached 99.7% population coverage with
GPRS/EDGE nationwide coverage
•
HSDPA network
developed:
88.9% population
coverage,
with plans
to expand further, 14.4 Mbps available in all major
Italian cities
Fixed network
•
1,239 LLU sites: c. 54% direct population coverage in all major It alian cities with plans to further expand the coverage
•
Nationwide WLR utilization in order to cover areas with no LLU cover age
Fixed network
•
More than 21,000 km of solid fiber optic backbone supporting fixed and mobile businesses
Network structure*
* As of September 30, 2011
Target
Year End
2011 91%
Operational Excellence
Investments to Support Growth
51.1%
57.9%
66.0%
81.5%
88.9%
2007 2008 2009 2010 Q3 2011
2
Site Sharing
•
First phase completed in Q1 2011, involving over 1,000 sites
•
Average 50% saving on rental costs for shared sites
•
Now in second phase of implementation, with additional 1000 sites, to be completed by mid 2012
IT Strategic Sourcing of Application
     Development/Management
•
Vendor consolidation, 5 year engagements, leveraging off-shoring
•
Time-to-Market reduction through new operating model
•
Significant productivity improvement over the 5 years in the
      Application Development activities
•
Over 25% saving against the 5 years TCO baseline, now running in first year of operation
Phoenix (new CRM platform)
•
Program to completely renew the CRM platform by consolidating
      3 legacy systems, providing more efficient development, enhanced features and flexible management of the customer base
•
Deployment completed, currently in final stage of consumer
      customer migration

16
Capital Efficiency
Benefit from Capex and Opex synergies within the larger VimpelCom group
Selectively explore alternative structures to optimize Network costs, including infrastructure sharing
Leverage scale to negotiate better terms for terminals procurement
Drive development and specifications mainly in relation to CPE and terminals
3

17 Driving data growth in the future: Focus on Italian 4G/LTE Frequencies Auction

18
Expected Market Evolution
23%
25%
32%
3%
4%
5%
21%
26%
42%
53%
45%
21%
Basic
phone
Data card/tablet
Corporate
1
2015E
2011E 2010
“Data” relevant
•
By 2020 mobile
data service will be
key decision driver
for the majority of
the market
•
4G will be key for
operators
Italian market revenues split by device
1.
Includes Wholesale and other TLC revenues
SOURCE: team analysis on IDC (Q1 2011); Yankee Group (Q1 2011); Strategy Analytics (Q1 2011); Pyramid (Q2 2011); Cisco
(Feb 2011); Merrill Lynch Wireless Matrix (Q1 2011); Deutsche Bank - Overview of the Italian Telecoms market (Q1 2011)
Smart-
phone

19
Mobile Data Traffic Expected Growth
SOURCE: Team analysis, Cisco, Strategy Analytics, YG, IDC
Total traffic expected to
grow 26x in the next
10 years
PByte
Italy, 2010-2020, PByte
123
209
339
527
783
1,118
1,518
1,964
2,413
2,833
3,174
2010 11 12 13 14 15 16 17 18 19 20

20
4G/LTE Auction Final Outcome
•
The acquired frequency cost a total
of EUR 1,120 million of which EUR
682 million paid at the beginning of
November; the remaining
outstanding amount will be payable
over five yearly installments
starting from end of 2012
•
The first spectrum payment was
funded by €182 million of cash on
hand and a €500 million loan from
WAF.
•
The 2,600MHz spectrum will be
available by the end of 2012
whereas the 800MHz spectrum will
be available for use by the
awardees at the beginning of 2013
and both will have a validity until
2029.
Player
1,800 MHz 2,100MHz 2,600 MHz 800 MHz
900 MHz
FDD/TDD slots
Auctioned
FDD slots won in
Sept 2011 auction
The combination of the acquired
4 contiguous 2,600 MHz blocks will
allow WIND to exploit the LTE
technology to the maximum
performance
Available
in 2013
Option available
in 2011

21
The 4G/LTE Opportunity for WIND
•
MTRs expected to decline over the coming years reducing incoming voice revenues
•
Voice tariffs will continue to be under pressure
•
Data will grow both in terms of consumer demand and in terms of corporate demand, including M2M applications – volumes of data expected to grow 26x over 2010-20
Mobile Data will increasingly become the key decision driver for the majority of the market:
•
More content downloaded in same amount of time; relevant for data intense services such as music or video
•
“Always-on” service experience
•
Better response time between sending and receiving data, making real-time applications possible (e.g.,
VoIP, gaming)
•
Lower cost/Gbyte
•
Ability to capture mobile broadband revenue upside
•
That main competitors do not have a structural advantage
•
Ability to bundle voice with data and avoid revenue loss
4G allows to step-change customer experience in mobile data :
For WIND 4G is critical to ensure:

22
Conclusions
•
Focus on new growth areas
•
Defending critical and traditional success factors
•
Maintaining leadership positioning in key segments
Profitable growth
Continue to outperform in a highly competitive and declining market
•
Maintain leadership in customer satisfaction
•
Leverage extensive network to serve fixed, mobile and
convergent strategies
•
Unleash value through outsourcing of non-core network
services and explore tower/NTW sharing
Operational excellence
•
Benefit from synergies within the larger VimpelCom group
•
Explore alternative network structures
Capital efficiency
•
WIND has outperformed the Italian
market for the last 6 years
•
Opportunity for growth in low market
share segments for WIND, mobile
data and corporate, allowing for
substantial upside
•
Experience and expertise in mobile
data monetization
•
Free cash flow generating machine
with potential for dividend to
VimpelCom
•
An important element of the overall
VimpelCom portfolio of assets

1 VimpelCom Financials Henk van Dalen CFO

III Portfolio strategy
•
Value growth
•
Market leadership
•
Disposals
•
Mergers
Portfolio Mix
Selective
In market
Consolidation
•
Optimize leverage
organic growth
and net debt
•
Free Cash flow
allocation
Financial Structure
•
Aim at least
dividend per
share of
USD 0.80
Dividend Listing
•
Exploring all
index inclusion
options
•
European listing
I Operational strategy
•
Cost leadership
•
Synergies
•
Distribution
Operational
Excellence
II Financial strategy
•
EBITDA – Capex
•
Working Capital
FCF Growth
Capital
Efficiency
CFROI/ROIC
•
Capex /
Revenue
•
Return
management
•
License
•
Build out
•
Marketing
•
Corporate
•
Consumer
•
Pricing
•
VAS
•
Content
•
IPTV
Mobile + Fixed
Broadband
Data 3G / 4G
Segment Focus New Services
Profitable Growth
Value Agenda Building Blocks
2

• VimpelCom Key Financials 2009 – 2011 • Financial Value Agenda 2012 – 2014 • Financial Objectives 2012 – 2014 3

VimpelCom Revenue Development 2009 to Q3 11
Revenues Actual
(USD billion)
Revenues Pro forma
(USD billion)
Constant FX
2009
Actual
Constant FX
2009
4%
2-3%
Average Constant FX
2009
RUR / USD
31.72
EUR / USD
1.39
UAH / USD
7.79
EGP / USD
5.58
* Pro-forma; for reconciliation of non-GAAP financial measures, please refer to the
Investor Relations part of our website
8.7
10.2
16.4
8.7
10.5
17.2
2009 2010 LTM Q3 11
21.3
22.0
22.4
2009 2010 LTM Q3 11
4

5
Pro forma EBITDA Development 2010 – YTD Q3 11
Pro forma EBITDA Development 2010 / 2011 at average constant 2009 FX in USD million
2010 Russia Ukraine
& CIS
Europe &
NAM
Asia & Africa Other 2011
Q4
YTD Q3 YTD Q3
Average Constant FX
2009
RUR / USD 31.72
EUR / USD 1.39
UAH / USD 7.79
EGP / USD 5.58
6,991
(193)
114
(60)
112
(83)
6,881
9,265

| | | | Δ |
|---|---|---|---|

© VimpelCom Ltd 2011

6
Financial Performance Q3 11 YOY Pro forma
Q3 YoY FX and Other movements explained
•FX movement of USD 320 million on net debt
Appreciation of EGP towards CAD leading to an unrealized forex loss of USD 108 million on the CAD denominated receivable
Depreciation of EUR towards USD leading to an unrealized forex loss of USD 178 million on the USD denominated loans in Italy and Euro denominated balances in USD functional currency countries.
Depreciation of RUR towards USD leading to a forex loss of USD 36 million on the USD denominated loans in
Russia
•Movement in Other losses of USD 87 million mainly consist of
Decrease of the value of embedded call option on Wind Italy bonds which impacted USD 108 million, due to decrease in price of underlying bonds and unfavorable interest and FX changes
Revenue growth EBITDA growth
Business Units
Organic FX Organic FX
Russia 8% 6% -8% 5%
Ukraine 4% -1% -1% -1%
Europe / NAM 2% 9% 1% 8%
CIS
19% - 24% -
Africa / Asia
5% - 13% -
Total
5% 5% -1% 5%
Pro forma
(USD million ) Q3 11 Q3 10
Revenue
6,093 5,519
10%
EBITDA 2,535 2,435
4%
Depreciation/
Amortization/Other
(1,269) (1,138) 12%
EBIT 1,266 1,297
-2%
Tax (250) (316)
-21%
Financial income /
expenses
(481) (493)
-2%
FX and Other (444) (24)
Net result 104 460

7
Revenues
USD 23,214
million
EBITDA
USD 9,429
million
Basic
figures
FX sensitivities**
RUB vs USD
+/-10%
EUR vs USD
+/-10%
Total
Revenue (USD
million) *
23,214
Average
FX
LTM
+/- 890 +/- 780 +/- 2,270
EBITDA (USD
million) *
9,429 +/- 370 +/- 270 +/- 940
Gross Debt* (USD
billion)
26.0 Ultimo
Q3
FX
+/- 0.4 +/- 1.3 +/- 1.8
Net Debt* (USD
billion)
22.3 +/- 0.4 +/- 1.2 +/- 1.5
VimpelCom LTM Q3 11; Currency sensitivities
Net of VIP Amsterdam derivatives MTM change as of 30 September 2011
* Pro forma    ** RUR vs USD +10% = 10% appreciation of the RUR compared to USD
*
*
38%
34%
8%
7%
5%
2%
4% 2%
Russian RUR
Euro
Algerian DZD
Ukrainian UAH
Pakistan Rupee
Bangladeshi Taka
Kazakhstan Tenge
USD
39%
29%
12%
9%
5%
2%
4%

8
VimpelCom LTM Q3 11; Currency sensitivities
(continued)
•
Further foreign currency sensitivities with respect to non-
functional currency denominated loans
and receivables
•
Major exposure relates to USD loans and the CAD receivable
in Egypt
•
Additional volatility of financial income and expense caused by mark-to-
market revaluation of embedded derivatives on bonds in Wind Italy
Mark-to-market driven by price on bonds, interest rate and foreign exchange movements
I
II
USD loans
CAD
receivable
FX sensitivities
+/- 10% compared to
functional currency
RUR
-/- 700 -/+ 70
EUR -/- 750 -/+ 75
EGP -/- 2,600 -/+ 260
EGP + 1,330 +/- 140

9
Simplified legal / financing structure per 30 September
2011
Ring fenced
Legal structure
External Debt
Significant intercompany financing
Note: rounded figures
* including bank deposits and MTM of derivatives at VIP
VimpelCom Finance
(Bermuda) Ltd.
OJSC VimpelCom
Total OJSC Group
USD 8.8 bn
VimpelCom Ltd.
VimpelCom
Amsterdam B.V.
VimpelCom Holdings
B.V.
PJSC Kyivstar
Total VIP
USD 2.2 bn
USD 2.7 bn
shareholder
loan
EUR 0.4bn
USD 2.7bn
VimpelCom Amsterdam
Finance B.V.
Total gross debt
VimpelCom Group
VIP USD   2.2 bn
OJSC Group USD   8.8 bn
WIND Group USD 13.7 bn
OTH Group USD   1.1 bn
Other USD   0.2 bn
USD 26.0 bn
Total cash* USD 3.7 bn
(incl. bank deposit)
PIK notes USD 1.3 bn
Senior bank loan USD 4.7 bn
Annuity loan       USD 0.3 bn
HY notes 2017 USD 3.7 bn
SSN 2018 USD 3.7 bn
Weather Capital
S.a.r.l.
Weather Capital
Special Purpose I
S.A.
Orascom Telecom
Holding S.A.E.
Total OTH Group
USD 1.1 bn
WIND Telecom
S.p.A.
Wind Acquisition
Holdings Finance
S.p.A.
WIND Acquisition
Holdings Finance SA
WIND
Telecomunicazioni
S.p.A.
WIND Acquisition
Finance SA

10
Composition
Debt Structure Elements per Ultimo Q3 11
Maturity schedule
(USD million)
Ratios
Other
VimpelCom /
OJSC
WIND
Debt and Interest composition
Interest charge Gross Debt
50%
30%
17%
3%
52%
28%
17%
3%
EUR
USD
RUR
Other
EUR RUR USD Other Total
Bonds
7.9 1.3 7.2 0.1 16.5
Term loan
4.7 3.0 0.3 0.6 8.6
Other 0.3 0.2 0.4 0.0 0.9
Gross
Total
12.9 4.5 7.9 0.7 26.0
Weigthed
interest
9.0% 9.3% 7.2% 13.0% 8.6%
557
1,243
2,239
1,586
1,696
2,066
9,111
4,913
0 0
1,000
1,500
Q4
2011
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Currency ultimo
Q3 11
VimpelCom Ltd
(excl. Italy)
Wind
Italy
Total
Gross Debt/ LTM Q3
EBITDA
1.95 4.77 2.78
Gross Debt/ LTM Q3
EBITDA at USD +10%
1.99 5.08 2.90
Gross Debt/ LTM Q3
EBITDAat USD -10%
1.91 4.45 2.66

© VimpelCom Ltd 2011

| | | |
|---|---|---|
| | | ▲ |
| | | ▲ ▲ ▲ |
| | | ▲ ▲ |
| | | = |
| | | = |
| | | ▲ |
| | | ▲ |
| | | ▼ |

11
Percentage of
Service
revenue
Elements
Development
YOY
Service
Revenue
100%
Revenues excluding Sales of equipment and
Other Income
Usage related
costs
26%
Interconnection, Roaming, Termination, Leased
Lines, Content, Access fees
Commercial
opex
10%
Customer acquisition,  Customer Retention,
Advertising
Technical & IT
opex
9% Site rent, Maintenance, License Fees, Utilities, IT
Other SG&A
opex
7%
Third party and outsourcing, Non income taxes,
Other rent, Other
HR Costs
7% Salaries & benefits own employees
DA
22% Depreciation, Amortization
EBIT
19% Operating income
Cost Structure Group 2011
LTM Q3 USD 23.2 billion Revenue

12
Capex Basics 2008 – 2011 YTD VimpelCom
Capex excluding licenses  Pro forma
(USD billion)
5.2 3.0 4.0 2.9
30%
24% 24%
22%
22%
21%
14%
18%
17%
2008 2009 2010 YTD Q3 11
Capex / Revenue %
(EBITDA – Capex)/Revenue %
DA / Revenue %

13
VimpelCom (VIP) Listing and Index Inclusion
•
Current situation
Headquarters in Amsterdam
Incorporation in Bermuda
18% free float
15 years NYSE listing
VimpelCom (VIP) is in 10 indexes
•
Actions
Examining all index inclusion options
Switch to IFRS reporting
Explore further possibilities for European
listing
Aiming for H1 of 2012 conclusion
VIP included in the following Indexes
S&P/IFC Investable Russia Price Index
S&P/IFC Investable Eastern Europe Price
Index
S&P/IFC Investable Europe Price Index
S&P/IFC Investable Mid East & Africa Price
Index
S&P/IFC Investable Composite
DJ Emerging Telecom 30 Index
DJ Emerging Sector 100 Index
S&P Emerging BMI BRIC
S&P Global BMI
S&P Emerging BMI

14 • VimpelCom Key Financials 2009 – 2011 • Financial Value Agenda 2012 – 2014 • Financial Objectives 2012 – 2014

Contribution areas of finance function
1. Clear strategy, delivering value to customers
and shareholders
• Dynamic reviews and updates
2. Value creation
• CFROI: Cash, Funding, Returns, Operations, Investments
3. Risk management & Compliance
• RICIC: Risk, Internal Control, Integrity, Compliance
4. Talent / Career development
• Top competences
5. Financial standing
• Credit rating; ratios, access to funding
1 2 3 4 5

Strategist scenario:
Recommended VIP HQ KPI scope
Information scope and KPI framework depending on HQ steering role
Shareholder value
Revenue Growth
Operating Margin
Assets
Strategist
Strategist scenario: KPIs required to enable HQ to set objectives/targets and to monitors key financial and operational measures and their main underlying business drivers
Shareholder value
Revenue Growth
Growth net cash from operating activities per share
Revenues
Active Subscriber
Operating Margin
OIBDA margin
Cash flow from operating activities
Assets
Return on capital
Capex
Cash Capex per revenue
Free Cash Flow
Market Share (Revenue)
Gross add market share
Gross add
Net add
Inactives
Churn rate
Retained subscriber
SRC / retained subs
ARPU
Active Subs
Active data user
Interconnection cost
Roaming cost
Traffic (onnet/ offnet, inbound/ outbound)
MOU per active subs
ARPU
SAC / Gross add
SRC / retained subs
Gross add
Net adds
Churn rate
Marketing opex
Maintenance cost per user
Cost per min (own, interconnect, roaming)
Cost per MB
Network coverage country (2G, 3G)
FTE average employees
FTE – total workforce cost
Intangible capex
Capex expansion
Capex replacement

VimpelCom
Mobile KPIs
Input/ Calculated
Relevant on BU level
User revenue related KPIs
Mobile ARPU voice (3 months) Calculated X
Mobile ARPU data (3 months) Calculated X
Mobile ARPU (3 months) Calculated X
Mobile APPM total Calculated X
Traffic related KPIs
Total traffic in million minutes (mobile) Input X
MOU total per average mobile subscribers (3 months) Calculated X
Subscriber data traffic in GB (mobile) Input X
Price per MB (mobile) Calculated X
MBOU per average mobile data user (3 months) Calculated X
Technology KPIs
Total 2G site Input X
Total 3G site Input X
Incremental physical sites Calculated X
Mobile BH Erlang Input X
Mobile Call Drop Rate Input X
Mobile Call Setup Success Rate Input X
Call Blocking rate Input X
2G - Population covered Input X
3G - Population covered Input X
Other mobile KPIs
CAPEX (mobile)
CAPEX (mobile) per annual voice & data MOU
CAPEX (mobile) per mobile BH Erlang
CAPEX (mobile) per incremental physical sites
CAPEX (mobile) per total subscriber base (mobile
Headcount (mobile FTE)

© VimpelCom Ltd 2011

2012 Dynamic Performance Review
Performance Driven Business Steering
Commercial
Financial Technology
KPI set based on “VimpelCom Value Map”
Commercial, Technical, Financial
Financial requirements,
Balance Sheet, P&L and Cash Flow
Value
Agenda

17 Value creation CFROI Cash Returns Operations Investment Funding

Operate within Cash Flow
VI
III
Taxes paid, Net Interest paid
I
Cash from operations
I
I
IV
Dividend paid
V
Cash
VII
Operating
cash
Minus
Minus
Minus
Interest
(Net) Debt
Ratios
Debt redemption / M&A
+
Cash Capex        Disposal proceeds
(USD billion) LTM Q3
Revenue
23.2
EBITDA
9.4
Interest paid
-2.0
Taxes paid
-0.9
Trade WC / Others
0.1
Net cash from
operating activities
6.7
Capex (18% of
revenue)
-4.2
Dividend
-1.4
Free Cash
1.0
Cash “normalized” today Cash model

New
selection and
terms policy
Process
aim
Ensure purchasing
power is leveraged
and policies in
place
Trigger date for due
date is later of invoice
date, invoice receipt
date and goods receipt
date
Optimize
(maximize) terms
of trade
Ensure payments
made in line with
contractual
obligation and
policy
Key
process
date
Order
Date
Goods Receipt
Date
Due Date Invoice (receipt) date
Procurement
Order to
invoice control
Terms of trade
Payment
processing
Cash paid
Working Capital Focus
Average working capital focus, pro forma
(in millions of USD) Q2 11
% of Rev. LTM
Q2
Q3 11
% of Rev LTM
Q3
Inventory 316 1% 251 1%
Accounts receivable 2,726 12%
2,608
11%
Accounts payable other (3,302) -15%
(2,915)
-13%
Other current assets * 1,098 5%
1,034
4%
Other current liabilities ** (3,325) -15%
(3,620)
-16%
Taxes receivable 1,122 5%
1,147
5%
Accounts payable for
Long Lived Assets
(848) -4%
(874)
-4%
(2,213) -10% (2,368) -10%
Composition
Review payment terms – purchase to pay (“PTP”) process
Note: Working Capital defined as current assets minus current liabilities excluding assets held for sale and liabilities associated to assets held for sale
* excl. cash, deposits, assets held for sale and aqcuisition related receivables
** excl. liabilities held for sale and short-term debt
Working Capital

Objectives
1.
Group (intercompany) funding
structure
2.
Group legal/tax structure
3.
Internal charges
4.
Upstream cash
5.
Country balances
6.
Legal entity governance
7.
Quarterly reconciliations
Legal
Accounting
Fiscal
Treasury
Business
Value
Management
reporting
Fiscal
Statutory
B-FLAT Optimisation Drives Cash Efficiency

VimpelCom
Optimize Intercompany Capital Structure
Loss makers
Loss makers
Loss makers
Loss makers
Profit makers
Profit makers
Profit makers
Profit makers
Maximum dividend
without delays
Increase
IC-leverage
Maximum
capital
contributions
New equity to
fund losses
´unless´
Dividend to shareholders
FINCO
Dividend to shareholders
External funding
if needed

Tax optimisation
Old VIP
YTD Sept
2010
New VIP
YTD Sept
2011
New VIP
Q2 & Q3
2011
Statutory Rate
20% 25% 25%
Above Statutory
11% 11% 31%
Unrecognized losses 2% 11% 18%
Provision for Dividend
WHT
4% 7% 15%
Provisions and other 5% -7% -2%
Effective Tax Rate 31% 36% 56%
ETR normalized PBT
(excl non-tax FX-results)
31% 29% 34%
Focus in ETR on:
•
Unrecognized losses
•
Dividend withholding tax on dividends from

Russia, Ukraine (US GAAP)
•
Non-deductible interest in Russia and Italy
ETR + Cash tax down:
•
Intercompany
restructuring to
mitigate withholding
taxes optimize
repatriation of funds
•
Restructuring of (inter-
company) financing
•
Increase interest
deductibility

Diversified funding structure secured
•
Local Bonds and Eurobonds
•
Syndicated Facilities
•
ECA covered Facilities
•
Bilateral (local) Bank Facilities
•
Committed revolving credit facilities
•
Intercompany funding
Balanced
Source Mix
Maturities
long
Flexible Funding
Secured

Financial Standing
Maintain BB rating shortterm
Stabilize operating performance
Secure cash flow generation
Gross debt to be around 3 times
EBITDA maximum
Grow to BB+ / BBB-
Optimize operating performance
Increase cash flow generation
Deleveraging strategy
•
Secure Flexible access to capital
markets
•
Lower cost of funding accelerates cash
flow generation and faster deleverage
Moving towards
< 2 times Net Debt to EBITDA by end 2014
Investment Grade

Financial Standing (continued)
•
Cost of debt optimization opportunities
Optimize interest tax deductibility
Restructuring expensive debt
Financial synergies
Local funding as natural currencies hedge
•
Additional Free Cash Flows upstreaming from Subsidiaries other than
OJSC and Kyivstar
•
Further lower cost of funding by improving long/short term,
senior/junior, fixed/floating debt mix
•
Capital allocation principles
Stay within cash flows generated
Capex to support organic growth
Dividends pay-out
Debt redemption opportunities
Selected in Market M&A
USD 350 – 500 mln

Cost and Capex
Traffic
dependent
Competitor
behavior
dependent
Scale
Opportunity
Operational Excellence 2012 - 2014
(USD billion) LTM Q3
Usage related
costs
6.0
Total Opex
7.8
Commercial opex
2.3
Technical & TT
opex
2.1
Other SG&A
1.7
HR costs
1.7
Capex
4.8
Total Cash
18.6
Synergies
Preliminary perspective
•
Usage > > USD 200 million savings
•
Opex > > USD 400 million savings
•
Capex < 15% on Revenu by end 2014 (excl. licenses)
Synergy
Categories
Roaming
Procurement
Consolidation
Group
Products
and
Services
New
Revenue
sources
by
leveraging
scale
Other
Shared
Services
Developing
Best
Practices
Knowledge
Sharing
1
2
3
4
5
6

Capital Return Improved
(USD million) Book value Gross value
Tangible
14,326 20,928
Other Intangibles
*
11,082 14,758
Goodwill
*
17,171 17,171
Working Capital
**
-3,131 -3,131
Total
39,448 49,726
CFROI =
ROIC =
EBITDA – Taxes paid (25% on EBIT) – Economic depreciation
Gross Asset Base (incl goodwill)
Capital Invested per Ultimo Q3 11
EBIT LTM Actual
Invested Capital
***
(incl goodwill)
* Goodwill and Other Intangibles are subject to change, due to valuation of assets acquired in business combinations still in progress
** Excluding cash
*** Net book value of capital invested excluding working capital
WACC 9.3%

Group Policies / Group and Local Key Controls / Company Wide Controls

© VimpelCom Ltd 2011

VimpelCom

Supervisory Board
Statutory / Fiduciary obligations
Group Strategy Development
Group Operating
Companies
COSO
Enterprise Risk Management – Integrated Framework
Group HR
Group Legal
Group Public
Affairs
Disclosure
management
Group Business
Control
Integrity /
Ethics
Group Risk
Management &
Internal Control
Compliance
Audit
Committees
VimpelCom
Other
Supervisory
Board
Committees
Audit
Committee
Supervisory
Board
Internal
Audit
External
Audit
Group
Accounting /
Reporting
Group Tax
Group Treasury
GEB / Board of
Management
GEB / Board of
Management
Risk management, Internal control, Integrity
Compliance

29 • VimpelCom Key Financials 2009 – 2011 • Financial Value Agenda 2012 – 2014 • Financial Objectives 2012 – 2014

Financial Performance Objectives 2012 – 2014
Key indicators
Revenue
EBITDA
Capex / Revenue (excl. licences)
Below 15%
By end of 2014
Leverage
Net Debt / EBITDA < 2
By end of 2014
Operational excellence
Cost savings / cash improvement
Revenue and EBITDA objectives planned to be communicated early
2012
Currently being developed
as part of business review
process

Cash Returns to Shareholders Objectives
Dividend guideline*
•
Intention to pay a dividend that develops substantially in line with the development of operational performance
•
Barring unforeseen circumstances, the Company aims to pay out a significant part of its annual operating free cash flow** to its shareholders in the form of dividends
•
Precise amount and timing of dividends for a particular year will be approved by the Supervisory Board, subject to certain constraints and guidelines
•
Assuming not more than 1,628 million common shares issued and outstanding
Aim to pay
at least
USD 0.80
per common
share
2011 – 2014
Dividends paid
(USD million)
Dividend Paid
Dividend Announced
*   For a full dividend guideline please refer to www.vimpelcom.com
** Operating free cash flow = net cash from operating activities minus capital expenditures
494
733
600

32 Conclusion • Financially in good shape • Significant initiatives started • Substantial cash flow growth potential

1 Closing Remarks Jo Lunder CEO

2
Conclusions
•
VimpelCom is a well balanced and diversified global telecom
operator
•
Attractive footprint to benefit from mobile data growth
•
Large underpenetrated markets with large potential
•
Attractive cash returns to shareholders
•
Execution on the Value Agenda
Profitable Growth
Operational Excellence
Capital Efficiency
Portfolio Contribution Analysis

3 Q&A With Group Executive Board and Heads of Business Units

4 www.vimpelcom.com For further information please contact Investor Relations Claude Debussylaan 15 1082 MC Amsterdam, The Netherlands T: +31 20 797 7234 E: Investor_Relations@vimpelcom.com

Reconciliation of EBITDA and EBIT of VimpelCom to pro-forma combined income statement

USD mln
	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2Q 11	3Q11	3Q11 LTM*
Unaudited pro forma

EBITDA	2,215	2,368	2,435	2,266	2,257	2,371	2,535	9,429

Adjustment for certain non-operating items	2	3	19	4	2	8	5	19
Depreciation	(751)	(722)	(742)	(917)	(839)	(892)	(930)	(3,579)
Amortization	(386)	(379)	(387)	(366)	(358)	(342)	(339)	(1,405)
Impairment loss	(6)	(9)	(9)	(112)	23	—	—	(88)

Operating income	1,073	1,260	1,316	875	1,085	1,145	1,271	4,376

Adjustment for certain non-operating items	(2)	(3)	(19)	(4)	(2)	(8)	(5)	(19)

EBIT	1,072	1,257	1,297	871	1,083	1,137	1,266	4,357

Financial income and expenses	(580)	(448)	(493)	(470)	(485)	(486)	(481)	(1,921)
- including interest income	29	66	22	12	36	38	37	124
- including interest expense	(609)	(514)	(516)	(482)	(520)	(524)	(518)	(2,045)
Net foreign exchange (loss)/gain and others	77	(493)	(24)	(188)	197	(120)	(444)	(554)
- including net foreign exchange (loss)/gain	100	(299)	121	(11)	209	1	(200)	(1)
- including equity in net (loss)/gain of associates	(38)	(22)	(16)	(11)	27	(14)	(16)	(15)
- including other (expense)/income, net	12	(175)	(149)	(170)	(41)	(114)	(232)	(557)
- Including adjustment for certain non-operating items	2	3	19	4	2	8	5	19

EBT	568	316	779	214	795	531	341	1,882

Income tax expense	(255)	(170)	(316)	(309)	(191)	(226)	(250)	(977)

Profit (loss) from discontinued operations	—	—	—	—	—	—	12	12

Net income	312	146	463	(95)	604	305	104	917

Net (loss)/income attributable to the noncontrolling interest	31	(73)	3	(43)	40	(7)	(1)	(10)

Net Income attributable to VimpelCom Ltd.	283	219	460	(52)	564	312	104	927

*	LTM stands for “last twelve months” to reporting date

Reconciliation of VimpelCom Consolidated Net Debt

USD mln	3Q11
Net debt	22,261
Cash and cash equivalents	3,443
Long - term and short-term deposits	153
Fair value hedge	147

Total debt,	26,004
incl. Long - term debt	24,404

incl. Short-term debt	1,600